UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:
David Ritchie 26 Princess Drive Wakefield, MA 01880	Briar L. McNutt Eckert Seamans Cherin & Mellott, LLC One International Place 18th Floor Boston, MA 02110 (617) 342-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Ritchie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

528,900
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

528,900
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

528,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	See response to Item 5.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 3 of 6 Pages

This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of David Ritchie (“Ritchie”) dated August 3, 2005 (the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

On May 17, 2006, Ritchie purchased with $5,670 of his own funds, 10,500 shares of Common Stock and on May 18, 2006, Ritchie purchased with $48,330 of his own funds, 89,500 shares of Common Stock. Current information as to the beneficial ownership of equity securities of the Company by Ritchie is set forth in Item 5.

Item 4. Purpose of the Transaction.

Other than as set forth below, Ritchie has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Ritchie anticipates transferring 46,296 shares of Common Stock that he purchased on May 17, 2006 and May 18, 2006 on the open market to certain employees of CodeLab for no consideration. See response to Item 6 below.

Pursuant to the Purchase Agreement, Ritchie and certain of the other parties to the Purchase Agreement may receive additional consideration if CodeLab achieves certain milestones over the next three years. Pursuant to the Purchase Agreement, the Company may, at its option, pay between 25% and 50% of the consideration due to Ritchie and two other parties thereto in the form of Common Stock. In addition, Ritchie, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 7,467,339 shares of Common Stock outstanding as of May 1, 2006, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006.

(a)	Ritchie beneficially owns 528,900 shares of Common Stock. These shares represent approximately 7.1% of the Common Stock outstanding.

(b)	Ritchie has the sole power to vote or direct the vote of 528,900 shares of Common Stock. Ritchie has the sole power to dispose of or direct the disposition of 528,900 shares of Common Stock.

(c)	No transactions in Common Stock were effected during the past 60 days by Ritchie, except for Ritchie’s cash purchases on May 17, 2006 of 10,500 shares of Common Stock at a price per share of $.54 and on May 18, 2006 of 89,500 shares of Common Stock at a price per share of $.54, which transactions were effected on the open market.

(d)	Ritchie does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this 13D as beneficially owned by Ritchie.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Ritchie anticipates transferring, in aggregate, 46,296 shares of Common Stock that he purchased on May 17, 2006 and May 18, 2006 on the open market to the following employees of CodeLab for no consideration:

Name
Stephanie Rice
Tyler Dumont
Sivi Vinoth
Allan Douglass
Jon Guerriero
Patty Banks

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 5 of 6 Pages

Brian Carpenter
Adam Krueger
Dana Caggiano
John Larochelle
Zack Kline
Lee Surdam
Alex McDougall
Shameer Nazeer
Raghu Vohra

Ritchie anticipates that such transfer will occur on or before June 30, 2006.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June	2, 2006

By:	/s/ David Ritchie
David Ritchie